恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

07026611

Our Ref.: HASE/TL/HL/05119

9th July, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement – Continuing Connected Transactions

We enclose for your information a copy of the Company's announcement on 6th July, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 6 July 2007, HREAL and Heng Lai, both wholly-owned subsidiaries of the Company, entered into the Project Management Agreement and the Prime Cost Contract with Bright Gold, in respect of the Development, respectively.

HREAL, which specialises in real estate sales and project management, is to provide project management, sales agency and building management services for the Development. Heng Lai, which specialises in property development and building construction, is to be appointed as main contractor for the Development.

As at the date of this announcement, so far as the Directors are able to ascertain after making reasonable queries, Dr. Lee (being the Chairman of the Board and an executive Director of the Company) has a 100% deemed interest under the Listing Rules in the issued capital of Bright Gold (being a company indirectly controlled by the private trust of the family of Dr. Lee). Accordingly, Bright Gold is a connected person of the Company under the Listing Rules.

The entering into of the Project Management Agreement by HREAL and the Prime Cost Contract by Heng Lai, which are to be carried out in the ordinary and usual course of business of the Group and expected to continue and extend over a period of time, constitutes continuing connected transactions of the Company under the Listing Rules.

As the applicable percentage ratios (pursuant to the Listing Rules) represented by the maximum aggregate consideration to be received by HREAL, Heng Lai and member(s) of the Group under the Project Management Agreement and the Prime Cost Contract is on an annual basis more than 0.1% but less than 2.5%, in accordance with Rule 14A.34 of the Listing Rules, the continuing connected transactions are only subject to the reporting and announcement requirements and exempted from the independent shareholders' approval requirements of the Listing Rules.

1. INTRODUCTION

The Board announces that on 6 July 2007, HREAL and Heng Lai, both wholly-owned subsidiaries of the Company, entered into the Project Management Agreement and the Prime Cost Contract with Bright Gold, in respect of the Development, respectively.

HREAL, which specialises in real estate sales and project management, is to provide project management, sales agency and building management services for the Development. Heng Lai, which specialises in property development and building construction, is to be appointed as main contractor for the Development.

Particulars in respect of the Project Management Agreement and the Prime Cost Contract are disclosed below.

1.1 Background on the Development

The Development is a proposed residential development project in Hong Kong comprising two blocks of highrise residential buildings, five blocks of lowrise residential buildings and car parking spaces at Sha Tin Town Lot STTL 539, New Territories, Hong Kong.

2. PROJECT MANAGEMENT AGREEMENT

The principal terms of the Project Management Agreement are as follows:

2.1 Date of agreement

The Project Management Agreement was entered into on 6 July 2007.

2.2 Parties to the agreement

(1) Bright Gold as developer; and

(2) HREAL as service provider.

2.3 Subject matter of the agreement

Scope of services

The services required to be provided by HREAL pursuant to the Project Management Agreement include the following:

1. full project management services for the Development, in consultation with Bright Gold;

2. project sale, sales management and marketing services in respect of the sale of such parts or units of the Development intended for sale. In connection with such sale, HREAL shall, upon the request of Bright Gold, procure the provision by such member(s) of the Group of suitable premise(s) for use as sales office under short term tenancy or licence arrangement on such terms as Bright Gold may agree; and

3. procuring a member of the Group to provide estate and building management services in respect of the Development.

Service periods

The term for provision of the above-mentioned services shall, unless otherwise terminated by the parties in accordance with the Project Management Agreement, be as follows:

(i) the provision of project management services will be for a term of three years from 6 July 2007;

(ii) the provision of sales agency services will be for a term commencing from 6 July 2007 until the date falling one year after the date the certificate of compliance in respect of the Development has been issued by the relevant Government authority in Hong Kong and the provision of premises as sales offices shall be for a term not exceeding 3 years; and

(iii) the provision of building management services will be for a term of two years commencing from the OP Date.

Management Fees payable to the Group

The Group shall in aggregate receive, pursuant to the terms of the Project Management Agreement, the Management Fees which mainly comprise the following:

(a) for the provision of project management services, a project management fee of 3% of the actual Prime Cost (excluding the Main Contractor Fee), to be paid annually in three instalments in amounts of HK$4,750,000.00 for the first and second instalments and the outstanding amount of the project management fee, if any, for the final instalment. On the assumption that the actual Prime Cost required to complete the works in relation to the Development do not exceed the estimated Prime Cost (as disclosed in the section summarising the Prime Cost Contract below), such project management fee is estimated to be approximately HK$14,250,000.00 for the whole three year term;

(b) for the provision of sales agency services, a sales management fee of 1.25% of the gross sale proceeds for such units or parts of the Development intended for sale, such fee (the maximum amount of which is currently estimated to be in the region of HK$46,310,000.00) to be payable (i) within 45 days of the OP Date, for units of which sale and purchase agreements were entered into on or before the OP Date; (ii) within 60 days from the date of signing of the sale and purchase agreements, for units of which sale and purchase agreements were entered into after the OP Date; and (iii) in any event, within 60 days from the date of expiry of the term of appointment of HREAL as sales manager for the Development, for the remaining units irrespective of whether sale and purchase agreements have been entered into, provided that any commission payable to any sales representatives and third party sales agents shall be paid by Bright Gold direct;

(c) for the provision of sales offices (if any), a sales office rental or licensing fee up to an aggregate maximum amount of HK$11,000,000.00 for the whole tenancy term or licence term to be received by the Group payable on a monthly basis from the commencement of such arrangement. The tenancy or licence term is currently estimated to be for a period of 18 months; and

(d) for the provision of building management services, a monthly fee of 10% of the total operating expenses to be incurred in accordance with the DMC for estate and building management services in respect of the Development subject to an aggregate maximum amount of HK$3,000,000.00 for the whole of the two year term.

3. PRIME COST CONTRACT

The principal terms of the Prime Cost Contract are as follows:

3.1 Date of contract

The Prime Cost Contract was entered into on 6 July 2007.

3.2 Parties to the contract

(a) Bright Gold as developer; and

(b) Heng Lai as main contractor.

3.3 Subject matter of contract

Appointment of main contractor

Under the Prime Cost Contract, Heng Lai has been appointed by Bright Gold as the main contractor to construct, complete and procure the construction and completion of the Development, in the traditional role of a main contractor subject to variation by and to the reasonable satisfaction of the Architect.

Term of appointment

Subject to early determination by the parties pursuant to the Prime Cost Contract, the term of appointment of Heng Lai as main contractor for the Development shall be for a period of three years from 6 July 2007, or such other period as Bright Gold and Heng Lai may agree in writing.

Estimation of Prime Cost

The Prime Cost refers to the total costs for all the works, including sub-contracted works, properly executed and for materials and goods supplied or delivered (by Heng Lai and/or sub-contracted suppliers), pursuant to the Prime Cost Contract, to complete construction of the Development.

Under the Prime Cost Contract, the Prime Cost (excluding the Main Contractor Fee) is estimated to be HK$475,000,000.00, comprising the estimated amounts of HK$435,000,000.00 payable to third parties other than member(s) of the Group and HK$40,000,000.00 payable to Heng Lai (excluding the Main Contractor Fee) and/or other member(s) of the Group for construction works performed and/or materials supplied in respect of the Development.

Main Contractor Fee

Based on the estimated Prime Cost, the Main Contractor Fee, being the remuneration to be received by Heng Lai pursuant to the Prime Cost Contract, in the form of a percentage fee of 7.23% of the actual Prime Cost (excluding the Main Contractor Fee), shall be approximately HK$34,342,500.00.

Payments to the Group under the Prime Cost Contract

Based on the estimated Prime Cost, the total amount (inclusive of Main Contractor Fee) payable to the Group under the Prime Cost Contract (i.e. the Prime Cost for construction works performed and/or materials supplied by the Group plus the Main Contractor Fee as remuneration to Heng Lai) shall be approximately HK$74,342,500.00.

Payments will be made within 1 month following the presentation to Bright Gold of interim certificates (issued monthly by the Architect) stating the amounts due from Bright Gold under the Prime Cost Contract.

All payments to be made pursuant to the Prime Cost Contract to parties which are not members of the Group shall be effected directly by Bright Gold.

4. BASIS OF CONSIDERATION AND ANNUAL CAPS

4.1 Basis of consideration for the Management Fees and the Main Contractor Fee

The Management Fees and the Main Contractor Fee and the estimation of the amounts payable to the Group under the Prime Cost Contract were determined on an arm's length basis and are no less favourable to the Group than the rates paid by other developers with regard to services rendered for similar developments.

4.2 Annual caps for the Project Management Agreement and the Prime Cost Contract

It is anticipated that the annual aggregate amount receivable by members of the Group for each of the three years commencing from 6 July 2007 shall not exceed:

(a) for the Project Management Agreement, HK$60,000,000.00 (on the assumption that all sales of such units or parts of the Development intended for sale are to occur within a single year); and

(b) for the Prime Cost Contract, HK$35,000,000.00.

The respective anticipated annual caps in respect of the Project Management Agreement and Prime Cost Contract were determined by taking into account factors including the following:

1. the expected date for completion of the Development;

2. potential fluctuations with regard to the estimated Prime Cost;

3. with respect to the Prime Cost and payments to the Group under the Prime Cost Contract, a buffer for any increased amount of construction and/or material supply costs incurred by Heng Lai and/or member(s) of the Group in the event of an earlier completion of the Development, which the Company considers to be reasonable;

4. the sale of such parts or units in respect of the Development on the basis that all parts or units intended for sale be sold within a single year; and

5. the amounts receivable by members the Group under arrangements similar to the Project Management Agreement and the Prime Cost Contract on an annual basis.

5. REASONS FOR AND BENEFITS OF ENTERING INTO THE PROJECT MANAGEMENT AGREEMENT AND THE PRIME COST CONTRACT

The provision of project management and contractor services (including property development, design, construction, estate and building management and sales and marketing of residential and commercial properties) are transactions carried out as part of the usual and ordinary course of the business activities of the Group.

The Directors (including the independent non-executive Directors) approving the proposed transactions contemplated under the Project Management Agreement and Prime Cost Contract are of the view that the terms thereof, as negotiated between the parties thereto on an arm's length basis, are on normal commercial terms, fair and reasonable and in the best interest of the Company and its shareholders as a whole.

6. RELATIONSHIP WITH BRIGHT GOLD AND CONTINUING CONNECTED TRANSACTIONS

HREAL and Heng Lai are wholly-owned subsidiaries of the Company.

As at the date of this announcement, so far as the Directors are able to ascertain after making reasonable queries, Dr. Lee (being the Chairman of the Board and an executive Director of the Company) has a 100% deemed interest under the Listing Rules in the issued capital of Bright Gold (being a company indirectly controlled by the private trust of the family of Dr. Lee). Accordingly, Bright Gold is a connected person of the Company under the Listing Rules.

The entering into of the Project Management Agreement by HREAL and the Prime Cost Contract by Heng Lai, which are to be carried out in the ordinary and usual course of business of the Group and expected to continue and extend over a period of time, constitutes continuing connected transactions of the Company under the Listing Rules.

As the applicable percentage ratios (pursuant to the Listing Rules) represented by the maximum aggregate considerations respectively receivable by HREAL, Heng Lai and member(s) of the Group under the Project Management Agreement and the Prime Cost Contract is on an annual basis more than 0.1% but less than 2.5%, in accordance with Rule 14A.34 of the Listing Rules, the continuing connected transactions are only subject to the reporting and announcement requirements and exempted from the independent shareholders' approval requirements of the Listing Rules.

Details of the continuing connected transactions will be disclosed in the next published annual report and accounts of the Company. The Company will observe the annual review and other requirements as regards continuing connected transactions under the Listing Rules, as and when applicable, from time to time.

7. INFORMATION RELATING TO THE GROUP AND BRIGHT GOLD

The principal business activities of the Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. The principal activities of Heng Lai are building construction and the principal activities of HREAL are project management and real estate sales and agency services.

So far as the Directors are aware after making reasonable queries, the principal activity of Bright Gold is property development.

8. DEFINITIONS

"Architect"	the firm of architects appointed by Bright Gold in relation to the Development
"Board"	the board of Directors of the Company
"Bright Gold"	Bright Gold Limited, a company incorporated in Hong Kong with limited liability
"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"connected person(s)"	such term has the same meaning as ascribed thereto under the Listing Rules
"Development"	a proposed residential development comprising two blocks of highrise residential buildings, and five blocks of lowrise residential buildings and ancillary car parking spaces at Sha Tin Town Lot STTL 539, New Territories, Hong Kong
"Directors"	the directors of the Company
"DMC"	the deed of mutual covenant incorporating the management agreement to be entered into in relation to the Development
"Dr. Lee"	Dr. Lee Shau Kee, an executive Director and the Chairman of the Board
"Group"	the Company and its subsidiaries
"Heng Lai"	Heng Lai Construction Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company

"HREAL"	Henderson Real Estate Agency Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Main Contractor Fee"	the remuneration payable to Heng Lai as main contractor under the Prime Cost Contract
"Management Fees"	the aggregate amounts of fees payable to HREAL and member(s) of the Group pursuant to the Project Management Agreement
"OP"	the occupation permit(s) for the Development
"OP Date"	the date on which the first OP is issued
"Prime Cost"	the total construction costs of the Development pursuant to the terms of the Prime Cost Contract
"Prime Cost Contract"	the prime cost contract entered into between Heng Lai and Bright Gold on 6 July 2007, pursuant to which, Heng Lai shall act as the main contractor in respect of the Development
"Project Management Agreement"	the project management agreement entered into between HREAL and Bright Gold on 6 July 2007, in respect of the appointment of HREAL as the project manager and sales manager and the appointment of the building manager in respect of the Development
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 6 July 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END